Filed by Daily Mail & General Trust plc
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Capri Listco
Commission File No. 333-256152

The following are relevant excerpts from an announcement made on July 12, 2021 by Daily Mail & General Trust plc.  The full announcement is available on Daily Mail & General Trust plc's website at https://www.dgmt.com/investors/.

FOR IMMEDIATE RELEASE

12 July 2021

Daily Mail and General Trust plc (“DMGT”) and Rothermere Continuation Limited (“RCL”)

Announcement regarding possible major reorganisation of DMGT, including potential RMS disposal, special distribution and possible offer by RCL for DMGT (together the “Reorganisation”)

Introduction

DMGT announces today that, following a number of enquiries from third parties, it is in discussions in relation to the sale of its Insurance Risk division (“RMS”). While discussions are ongoing and there can be no certainty that a transaction will result, the Board of DMGT believes the terms of the proposed sale, if completed, would realise a premium valuation for DMGT’s shareholders. Should terms be agreed, completion is expected to take place in Q3 2021 (calendar year).

On top of the substantial cash proceeds that would arise from the sale of RMS, DMGT will have a further major asset upon completion of the business combination of Cazoo Holdings Limited (in which DMGT currently has a c.20% stake) with AJAX I, as referred to in the announcement made by DMGT on 29 March 2021 (“Cazoo Completion”). It is expected that, upon Cazoo Completion, the Group will hold c.16% of the common stock of the listed Cazoo on a fully diluted basis (the “Cazoo Shares”).

The Board has considered whether, assuming both the completion of the sale of RMS (“RMS Completion”) and Cazoo Completion, it would be in shareholders’ interests to retain the cash proceeds and the Cazoo Shares or to distribute the resulting value directly to all shareholders, including RCL. The Board has concluded that it would be in the best interests of shareholders to distribute the value expected to be created upon RMS Completion and Cazoo Completion through a special distribution and has discussed this conclusion with its controlling shareholder, RCL.

The Special Dividend

Conditional upon the Possible Offer becoming or being declared unconditional, DMGT intends to declare a single distribution comprising (i) cash; and (ii) non-cash assets (being Cazoo Shares) (the “Special Dividend”), payable to all DMGT shareholders (including RCL) on the register of members on the record date, which will be the date on which the Possible Offer (if made) becomes or is declared unconditional.

The cash component of the Special Dividend would comprise the net proceeds received on RMS Completion and other DMGT Group cash immediately prior to declaration of the Special Dividend, subject to certain deductions to be agreed between DMGT and RCL including in respect of (i) tax liabilities arising in connection with the sale of RMS; (ii) liabilities to or in respect of DMGT’s pension schemes; and (iii) liabilities under various employee incentives arrangements. Given the uncertainty of some of these amounts at this time, the Board is only able to provide a broad estimate at this stage of the likely cash component of the Special Dividend, which is expected to be approximately 610 pence per DMGT share.

The Cazoo Share component of the Special Dividend will be subject to (i) an adjustment to accommodate an estimate of any tax liabilities of DMGT arising in connection with the distribution of the Cazoo Share component (if any); and (ii) a constitutional lock-up of up to six months after Cazoo Completion. Settlement of the Cazoo Share component of the Special Dividend will not be able to occur until that lock-up period has expired.

Forward-looking Statements

This announcement may contain certain forward-looking statements with respect to the financial condition, results of operations and business of DMGT and certain plans and objectives of RCL with respect thereto. These forward-looking statements can be ident feed by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “hope”, “aims”, “continue”, “will”, “may”, “should”, “would”, “could”, or other words of similar meaning. These statements are based on assumptions and assessments made by DMGT, and/or RCL in light of their experience and their perception of historical trends, current conditions, future developments and other factors they believe appropriate. By their nature, forward-looking statements involve risk and uncertainty, because they relate to events and depend on circumstances that will occur in the future and the factors described in the context of such forward-looking statements in this document could cause actual results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct and you are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this document. Neither DMGT nor RCL assumes any obligation to update or correct the information contained in this document (whether as a result of new information, future events or otherwise), except as required by applicable law.

There are several factors which could cause actual results to differ materially from those expressed or implied in forward-looking statements. Among the factors that could cause actual results to differ materially from those described in the forward-looking statements are changes in the global, political, economic, business, competitive, market and regulatory forces, future exchange and interest rates, changes in tax rates and future business combinations or dispositions. These factors include uncertainties surrounding the Covid-19 pandemic and the ongoing impact of the Covid-19 pandemic on general economic conditions.

Additional information in reaped of Cazoo and AJAX I and where to find it

This communication relates to a proposed business combination among Cazoo Holdings Limited (“Cazoo’), AJAX I and Cazoo Listco (“Listco’). In connection with the proposed business combination, Listco filed a registration statement on Form F-4 that includes a proxy statement of AJAX I in connection with AJAX I’s solicitation of proxies for the vote by AJAX I’s shareholders with respect to the proposed business combination and a prospectus of Listco, which has not yet become effective. The proxy statement/prospectus will be sent to all AJAX I shareholders and Listco and AJAX I will also file other documents regarding the proposed business combination with the SEC. This communication does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the business combination. Before making any voting or investment decision, investors and security holders are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed business combination as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by AJAX I and Listco through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by AJAX I may be obtained free of charge from AJAX Is website at https://cjaxcap.com or by written request to AJAX I at 667 Madison Avenue, New York, NY 10065, United States of America and documents filed by DMGT may be obtained free of charge by written request to DMGT at Northcliffe House, 2 Derry Street, London W8 5TT